Exhibit 99.1

Pan American Silver to announce its unaudited 2014 second quarter results on August 13th

VANCOUVER, July 22, 2014 /CNW/ - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) will announce its unaudited 2014 second quarter results on Wednesday, August 13th, after market close. A conference call and live audio webcast with a presentation to discuss the results will be held on Thursday, August 14th at 1:00 pm ET (10:00 am PT).

Unaudited 2014 Q2 Results Conference Call and Webcast Information

Date:  Thursday, August 14, 2014

Time: 1:00 pm Eastern Time - 10:00 am Pacific Time

Audio Webcast
The live audio webcast and presentation can be accessed at:

http://services.choruscall.ca/links/pan140814.html

Conference Call Dial-In Numbers:
North America and International Toll Number: +1-604-638-5340

Conference Call Replay Numbers
North America and International Toll Number:        +1-604-638-9010

Code (followed by the # sign):     6218

The conference's playback will be available for seven days following the call

About Pan American Silver
Pan American Silver's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in Mexico, USA, Peru and Argentina.

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information:

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 17:34e 22-JUL-14